September 24, 2025

VIA EDGAR

Rucha Pandit

Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PressLogic Inc.
Registration Statement on Form F-1
CIK No. 0002058867

Dear Ms. Pandit and Mr. Field:

PressLogic Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), is filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”). In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”).

The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with estimated price range and offering size, and launch the road show for the offering as soon as possible but not earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Should you have any questions, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Cheung Ho Chak Ryan, chief executive officer of the Company, PressLogic Inc.
Anthony N. DeMint, Partner, DeMint Law, PLLC
Tommy Shek, Engagement Partner, TAAD LLP